                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (Amendment No. 1)

            COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)
--------------------------------------------------------------------------------
                  (Translation of Name of Issuer Into English)

                             Class D Common Shares,
        Nominal Value Bs. 36.90182224915 Per Share (the "Class D Shares")
                  American Depositary Shares, Each Representing
                        Seven Class D Shares (the "ADSs")
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                  P3055Q103 (Class D Shares); 204421101 (ADSs)
--------------------------------------------------------------------------------
                                 (CUSIP Number)

       Barry J. Sharp, Senior Vice President and Chief Financial Officer,
      The AES Corporation 1001 North 19th Street Arlington, Virginia 22209;
                               Tel: (703) 522-1315

                                    COPY TO:

     William R. Luraschi, Vice President and Secretary, The AES Corporation
      1001 North 19th Street Arlington, Virginia 22209; Tel: (703) 522-1315
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 29, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d(f) or 13d-1(g), check the following box [ ]

--------------------------------------------------------------------------------
CUSIP NO. P3055Q103 (Class D Shares)           13D                    PAGE 2
204421101 (ADSs)
--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      The AES Corporation
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                 (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
      OO, AF
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      State of Delaware
--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER             Class D Shares:  64,000,524
                                                    ADSs:  1,000
NUMBER OF       ----------------------------------------------------------------
SHARES            8   SHARED VOTING POWER           Class D Shares:  None
BENEFICIALLY                                        ADSs:  None
OWNED BY        ----------------------------------------------------------------
REPORTING         9   SOLE DISPOSITIVE POWER        Class D Shares:  64,000,524
PERSON WITH                                         ADSs:  1,000
                ----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER      Class D Shares:  None
                                                    ADSs:  None
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      Class D Shares:  64,000,524
      ADSs:  1,000
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                 [ ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.6% (the 64,000,524 Class D Shares and 1,000 ADSs represent approximately 14.6% of the total Class D Shares outstanding (including Class D Shares represented by ADSs)). See Item 5 of Schedule 13D filed with the Securities and Exchange Commission on July 3, 2001.
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
      HC
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. P3055Q103 (Class D Shares)           13D                    PAGE 3
204421101 (ADSs)
--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      AES Channon Holdings B.V.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                 (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
      OO, AF
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      The Netherlands
--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER          Class D Shares:  64,000,524
                                                   ADSs:  1,000
NUMBER OF       ----------------------------------------------------------------
SHARES              8   SHARED VOTING POWER        Class D Shares:  None
BENEFICIALLY                                       ADSs:  None
OWNED BY        ----------------------------------------------------------------
REPORTING           9   SOLE DISPOSITIVE POWER     Class D Shares:  64,000,524
PERSON WITH                                        ADSs:  1,000
                ----------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER   Class D Shares:  None
                                                   ADSs:  None
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      Class D Shares:  64,000,524
      ADSs:  1,000
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                 [ ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.6% (the 64,000,524 Class D Shares and 1,000 ADSs represent approximately 14.6% of the total Class D Shares outstanding (including Class D Shares represented by ADSs)). See Item 5 of Schedule 13D filed with the Securities and Exchange Commission on July 3, 2001.
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. P3055Q103 (Class D Shares)           13D                    PAGE 4
204421101 (ADSs)
--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Corporacion EDC, C.A.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                 (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
      OO, WC
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Venezuela
--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER           Class D Shares:  64,000,524
                                                   ADSs:  1,000
NUMBER OF        ---------------------------------------------------------------
SHARES             8   SHARED VOTING POWER         Class D Shares:  None
BENEFICIALLY                                       ADSs:  None
OWNED BY         ---------------------------------------------------------------
REPORTING          9   SOLE DISPOSITIVE POWER      Class D Shares:  64,000,524
PERSON WITH                                        ADSs:  1,000
                 ---------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER    Class D Shares:  None
                                                   ADSs:  None
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      Class D Shares:  64,000,524
      ADSs:  1,000
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                 [ ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.6% (the 64,000,524 Class D Shares and 1,000 ADSs represent approximately 14.6% of the total Class D Shares outstanding (including Class D Shares represented by ADSs)). See Item 5 of Schedule 13D filed with the Securities and Exchange Commission on July 3, 2001.
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. P3055Q103 (Class D Shares)           13D                    PAGE 5
204421101 (ADSs)
--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Inversiones Inextel, C.A.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
      OO
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Venezuela
--------------------------------------------------------------------------------
                 7   SOLE VOTING POWER            Class D Shares:  63,999,524
                                                  ADSs:  None
NUMBER OF      -----------------------------------------------------------------
SHARES           8   SHARED VOTING POWER          Class D Shares:  None
BENEFICIALLY                                      ADSs:  None
OWNED BY       -----------------------------------------------------------------
REPORTING        9   SOLE DISPOSITIVE POWER       Class D Shares:  63,999,524
PERSON WITH                                       ADSs:  None
               -----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER     Class D Shares:  None
                                                  ADSs:  None
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      Class D Shares:  63,999,524
      ADSs:  None
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                [ ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.6% (the 63,999,524 Class D Shares represent approximately 14.6% of the total Class D Shares outstanding (including Class D Shares represented by
      ADSs)). See Item 5 of Schedule 13D filed with the Securities and Exchange Commission on July 3, 2001.
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. P3055Q103 (Class D Shares)           13D                    PAGE 6
204421101 (ADSs)
--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Servicios EDC, C.A.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                 (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
      AF
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Venezuela
--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER              Class D Shares:  1,000
                                                       ADSs: 1,000
NUMBER OF        ---------------------------------------------------------------
SHARES              8   SHARED VOTING POWER            Class D Shares:  None
BENEFICIALLY                                           ADSs:  None
OWNED BY         ---------------------------------------------------------------
REPORTING           9   SOLE DISPOSITIVE POWER         Class D Shares:  1,000
PERSON WITH                                            ADSs:  1,000
                 ---------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER       Class D Shares:  None
                                                       ADSs:  None
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      Class D Shares:  1,000
      ADSs:  1,000
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                 [ ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 0.1% (the 1,000 Class D Shares and 1,000 ADSs represent less than 0.1% of the total Class D Shares outstanding (including Class D Shares represented by ADSs)). See Item 5 of Schedule 13D filed with the Securities and Exchange Commission on July 3, 2001.
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. P3055Q103 (Class D Shares)           13D                    PAGE 7
204421101 (ADSs)
--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Inversiones Onapo, C.A.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                 (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
      AF
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Venezuela
--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER            Class D Shares:  1,000
                                                     ADSs:  1,000
NUMBER OF         --------------------------------------------------------------
SHARES              8   SHARED VOTING POWER          Class D Shares:  None
BENEFICIALLY                                         ADSs:  None
OWNED BY          --------------------------------------------------------------
REPORTING           9   SOLE DISPOSITIVE POWER       Class D Shares:  1,000
PERSON WITH                                          ADSs:  1,000
                  --------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER     Class D Shares:  None
                                                     ADSs:  None
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      Class D Shares:  1,000
      ADSs:  1,000
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                 [ ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 0.1% (the 1,000 Class D Shares and 1,000 ADSs represent less than 0.1% of the total Class D Shares outstanding (including Class D Shares represented by ADSs)). See Item 5 of Schedule 13D filed with the Securities and Exchange Commission on July 3, 2001.
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------

     This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends and supplements the statement on Schedule 13D (the "Schedule 13D") originally filed on July 3, 2001 with the Securities and Exchange Commission (the "Commission") by The AES Corporation, AES Channon Holdings B.V., Corporacion EDC, C.A., Inversiones Inextel, C.A., Servicios EDC, C.A. and Inversiones Onapo, C.A..

     Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 3. Sources and Amount of Funds or Other Consideration.

     Item 3 is hereby amended by adding the following paragraph:

     On August 30, 2001, Inextel requested the redemption of its remaining 136 shares of VenWorld.

Item 4. Purpose of Transaction.

     Item 4 is hereby amended by adding the following paragraphs:

     On August 29, 2001, AES announced its intention, together with its 87% owned subsidiary, CEDC, to make cash tender offers in the United States and Venezuela to acquire ADSs and Class D Shares of the Issuer. The complete details of the tender offers will be set forth in filings to be made with the Commission and the Venezuelan Comision Nacional de Valores shortly. The press release issued on August 29, 2001 is filed herewith as an exhibit and incorporated herein by reference.

     On August 30, 2001, Inextel requested the redemption of its remaining 136 shares of VenWorld.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 is hereby amended by adding the following paragraph:

     On August 29, 2001, AES, CEDC and TelCom 2, B.V., a Dutch company jointly owned, indirectly, by AES and CEDC ("TelCom 2"), entered into an agreement pursuant to which CEDC agreed, among other things, to transfer, or cause Inextel to transfer, the Inextel Class D Shares to TelCom 2. The agreement between AES, CEDC and TelCom 2 is filed herewith as an exhibit and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

     Item 7 is hereby amended by adding the following exhibits:

Exhibit No.    Description
-----------    -----------

1.3            Press Release issued August 29, 2001.
1.4 Agreement dated August 29, 2001 by and among The AES Corporation, Corporacion EDC, C.A. and TelCom 2, B.V.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule 13D is true, complete and correct.

                                           The AES Corporation

                                           By: /s/ Paul Hanrahan
                                               ---------------------------------
                                               Name:  Paul Hanrahan
                                               Title: Executive Vice President



Date: August 29, 2001

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule 13D is true, complete and correct.

                                         AES Channon Holdings B.V.

                                         By: /s/ Steven P. Clancy
                                             -----------------------------------
                                             Name:  Steven P. Clancy
                                             Title: Director



Date:  August 29, 2001

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule 13D is true, complete and correct.

                                          Corporacion EDC, C.A.

                                          By: /s/ Paul Hanrahan
                                              ----------------------------------
                                              Name:  Paul Hanrahan
                                              Title: Director

Date:  August 29, 2001

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule 13D is true, complete and correct.

                                            Inversiones Inextel, C.A.

                                            By: /s/ Steven P. Clancy
                                                --------------------------------
                                                Name:  Steven P. Clancy
                                                Title: Director

Date:  August 29, 2001

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule 13D is true, complete and correct.

                                           Servicios EDC, C.A.

                                           By: /s/ Paul Hanrahan
                                               ---------------------------------
                                               Name:  Paul Hanrahan
                                               Title: Director

Date:  August 29, 2001

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule 13D is true, complete and correct.

                                             Inversiones Onapo, C.A.

                                             By: /s/ Steven P. Clancy
                                                 -------------------------------
                                                 Name:  Steven P. Clancy
                                                 Title: Director

Date:  August 29, 2001